EX-FILING FEES

Calculation of Filing Fees Table

SC TO-I/A
(Form Type)

CPG Focused Access Fund, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	-		-	-
Fees Previously Paid	$268,839,000	(a)	0.00927%	$24,921.37	(b)
Total Transaction Valuation	$268,839,000	(a)
Total Fees Due for Filing				$0.00
Total Fees Previously Paid				$24,921.37
Total Fee Offsets				-
Net Fee Due				$0.00

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests. The fee of $24,921.37 was paid by the Fund in connection with filing its Schedule TO-I. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at 0.00927% of the Transaction Valuation.